Exhibit 11
WESTAMERICA BANCORPORATION
Computation of Earnings Per Share on Common and
Common Equivalent Shares and on Common Shares
Assuming Full Dilution

(In thousands, except per share data)	2005	2004	2003

Weighted average number of common shares outstanding — basic	32,291	31,821	32,849

Add exercise of options reduced by the number of shares that could have been purchased with the proceeds of such exercise	606	640	520

Weighted average number of common shares outstanding — diluted	32,897	32,461	33,369

Net income	$107,441	$95,218	$95,063

Basic earnings per share	$3.33	$2.99	$2.89

Diluted earnings per share	3.27	2.93	2.85